Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 AUG -6

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

6th August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 7

02049064

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 5th August 2002;

2. Public announcement in relation to a change in the interest of Permodalan Nasional Berhad, a substantial shareholder - released on 5th August 2002; and

3. Public announcement in relation to a change in the interest of Yayasan Pelaburan Bumiputra, a substantial shareholder - released on 5th August 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JT/nor/ADR

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act, 1965

Ownership transfer to S DARBY on 05-08-2002 05:21:07 PM
Submitted by S DARBY on 05-08-2002 05:31:46 PM
Reference No CU-020802-4B260

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4179**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP**
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : **n/a**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Acquisition of 3,011,000 shares)

Nomura Asset Management (Singapore) Ltd
(Disposal of 100,000 shares)

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 11-07-2002	* 305,000	
Acquired	12-07-2002	200,000	
Acquired	15-07-2002	438,000	
Acquired	16-07-2002	207,000	
Disposed	17-07-2002	50,000	
Acquired	17-07-2002	313,000	
Acquired	18-07-2002	350,000	
Acquired	19-07-2002	240,000	
Acquired	22-07-2002	236,000	
Disposed	22-07-2002	50,000	
Acquired	23-07-2002	252,000	
Acquired	24-07-2002	470,000	

* Circumstances by reason of which change has occurred : **Purchase of shares by the Board**
* Nature of interest : **Direct**

Direct (units)	:	**334,221,305**
Direct (%)	:	**14.37**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of shares after change**	:	**334,221,305**
* Date of notice	:	**24-07-2002**

Remarks :

The notices of change in substantial shareholding received from Employees Provident Fund Board were dated 12th, 16th, 18th, 22nd and 24th July 2002.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 05-08-2002 05:21:07 PM
Submitted by S DARBY on 05-08-2002 05:31:45 PM
Reference No CU-020802-4B25E

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Permodalan Nasional Berhad**
* Address : **Tingkat 4, Balai PNB**
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **38218-X**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 16-07-2002	* 124,000	
Acquired	17-07-2002	325,000	
Acquired	22-07-2002	47,000	
Acquired	23-07-2002	435,000	
Acquired	23-07-2002	10,000,000	
Acquired	24-07-2002	750,000	
Acquired	25-07-2002	150,000	
Acquired	26-07-2002	100,000	
Acquired	29-07-2002	108,000	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company**
* Nature of interest : **Direct**
Direct (units) : **333,294,200**
Direct (%) : **14.33**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of shares after change** : **333,294,200**

* Date of notice : **29-07-2002**

Remarks :
The notices of change in substantial shareholding received from Permodalan Nasional Berhad were dated 16th, 17th, 22nd, 23rd, 24th, 25th, 26th and 29th July 2002.

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Ownership transfer to S DARBY on 05-08-2002 05:21:07 PM
Submitted by S DARBY on 05-08-2002 05:31:46 PM
Reference No CU-020802-4B25F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Sime Darby Berhad**
* Stock name : **SIME**
* Stock code : **4197**
* Contact person : **Nancy Yeoh Poh Yew**
* Designation : **Group Secretary**

Particulars of substantial shareholder

* Name : **Yayasan Pelaburan Bumiputra**
* Address : **c/o Permodalan Nasional Berhad**
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur
* NRIC/passport no/company no. : **37113-P**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary shares of RM0.50 each**
* Name & address of registered holder :
Permodalan Nasional Berhad
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of shares	Price transacted (RM)
* Acquired	* 16-07-2002	* 124,000	
Acquired	17-07-2002	325,000	
Acquired	22-07-2002	47,000	
Acquired	23-07-2002	435,000	
Acquired	23-07-2002	10,000,000	
Acquired	24-07-2002	750,000	
Acquired	25-07-2002	150,000	
Acquired	26-07-2002	100,000	
Acquired	29-07-2002	108,000	

* Circumstances by reason of which change has occurred : **Purchase of shares by the company's subsidiary**
* Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **333,294,200**

Indirect/deemed interest (%)	:	**14.33**
* **Total no of shares after change**	:	**333,294,200**
* Date of notice	:	**29-07-2002**

Remarks :

The notices of change in substantial shareholding received from Yayasan Pelaburan Bumiputra were dated 16th, 17th, 22nd, 23rd, 24th, 25th, 26th and 29th July 2002.

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 AUG -6 AM 11:

LETTER FOR MAINTENANCE OF EXEMPTION

2nd August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the incorporation of a new subsidiary - released on 2nd August 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 02-08-2002 05:32:23 PM
Reference No SD-020802-27185

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Incorporation of new subsidiary

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that a new subsidiary, Sime Technologies Holdings Pte. Ltd. ("STH"), has been incorporated on 29th July 2002. STH is an offshore company incorporated in Labuan and its entire issued share capital, comprising two (2) shares of US$1.00 each, is held by Sime Darby. The principal activity of STH will be investment holding.

The investment in STH is not expected to have any material effect on the earnings and net tangible assets of the Sime Darby Group for the year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said investment.

This announcement is dated 2nd August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: